UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dole, Jr., Burton A.
   c/o Nellcor Puritan Bennett Incorporated
   4280 Hacienda Drive
   Pleasanton, CA  94588
2. Issuer Name and Ticker or Trading Symbol
   Nellcor Puritan Bennett Incorporated
   NELL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
common stock               |7/15/9|G   | |30,824*           |D  |           |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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common stock               |8/29/9|U   | |30,824*           |D  |$28.50     |0                  |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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common stock               |8/29/9|U   | |112**             |D  |$28.50     |0                  |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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common stock               |8/29/9|U   | |16,290.416***     |D  |$28.50     |0                  |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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common stock               |8/29/9|U   | |56,325            |D  |$28.50     |0                  |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
employee stock option |$11.93  |8/29/|D   | |22,000     |D  |(1)  |2/8/9|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
employee stock option |$9.09   |8/29/|D   | |35,200     |D  |(2)  |1/31/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |99   |            |       |       |            |   |            |
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employee stock option |$12.355 |8/29/|D   | |34,832     |D  |(3)  |2/12/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |00   |            |       |       |            |   |            |
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employee stock option |$15.48  |8/29/|D   | |44,000     |D  |(4)  |2/20/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |01   |            |       |       |            |   |            |
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employee stock option |$14.485 |8/29/|D   | |52,800     |D  |(5)  |2/20/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |02   |            |       |       |            |   |            |
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employee stock option |$12.925 |8/29/|D   | |52,800     |D  |(6)  |4/2/0|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |3    |            |       |       |            |   |            |
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employee stock option |$11.505 |8/29/|D   | |52,800     |D  |(7)  |4/4/0|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |4    |            |       |       |            |   |            |
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employee stock option |$13.49  |8/29/|D   | |52,800     |D  |(8)  |4/4/0|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |5    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* These shares were gifted to children and grandchildren. Reporting person disclaims beneficial ownership of these shares.
**These shares were held by
spouse.
***The decrease in shares is due to the fact the Company's Stock Fund in the 401(k) Plan is a combination of stock and a small cash position to allow daily trading in the Fund. The reporting person has not initiated any transactions in the Fund other than to tender his shares.
(1) 1,096 shares vest 2/8/90; 8,380 shares vest 2/8/91; 8,380 vest 2/8/92;
4,144 shares vest 1/1/93.
(2) 5,560 shares vest 1/1/93; 11,000 vest 1/1/94; 11,000 vest 1/1/95; 7,640 vest 1/31/99.
(3) 9,168 shares vest 2/12/91; 2,472 shares vest 1/1/96; 8,090 vest 1/1/97;
24,270 shares vest 8/29/97.
(4) 22,000 shares vest 2/20/92; 15,542 shares vest 2/20/93; 6,458 vest
8/29/97.
(5) 26,400 shares vest 2/20/93; 19,500 shares vest 2/20/94; 6,900 shares vest
8/29/97.
(6) 26,400 shares vest 4/2/94; 18,664 shares vest 4/2/95; 7,736 shares vest
8/29/97.
(7) 26,400 shares vest 4/4/95; 17,710 shares vest 4/4/96; 8,690 shares vest
8/29/97.
(8) 26,400 shares vest 4/4/96; 18,990 shares vest 4/4/97; 7,410 shares vest
8/29/97.
SIGNATURE OF REPORTING PERSON
Attorney-in-fact for Burton A. Dole, Jr.
DATE
9/18/97